Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

18 December 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02060861

SUPPL

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") during the period from 26 October 2002 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

The information is:-

1. A media release titled "Outlook for Year Ending 30 June 2003" issued on 31 October 2002.

2. A media release titled "Blue Circle Southern Cement upgrades its NSW and Vic operations" issued on 6 December 2002.

3. A media release titled "Boral Acquires Allen's Asphalt in Queensland" issued on 10 December 2002.

4. A media release titled "Boral Appoints New CFO" issued on 11 December 2002.

5. Slides presented to analysts during a site visit to some of Boral's NSW operations on 17 December 2002. The slides were provided to ASX on 18 December 2002.

Yours faithfully

M.B. Scobie
Company Secretary

02 DEC 30 AM 8:15

MEDIA RELEASE

Boral Limited

BORAL LIMITED
ACN 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

31 October 2002

OUTLOOK FOR YEAR ENDING 30 JUNE 2003

Boral's Results Announcement for FY2002 which was released on 21 August 2002 commented on the profit outlook for FY2003 and these comments were updated by Rod Pearse, the Managing Director, when addressing the 2002 Annual General Meeting last Friday, 25 October 2002.

Rod Pearse concluded his comments to the Annual General Meeting by stating: "Overall, we anticipate that Boral's underlying profit in FY2003 will comfortably exceed the FY2002 profit after tax of $192 million".

We have received queries as to the extent to which Boral's FY2003 profit will exceed FY2002 and how the position as we currently see it compares with analysts' forecasts.

Rod Pearse further comments that: "For the full FY2003, financial analysts' profit forecasts for Boral (as summarised by IBES) range from $203 million to $250 million with a median of $226 million. We anticipate the Boral profit will be within the IBES range and not materially different from the median."

Boral does operate in cyclical industries and its results can be volatile. For instance, it is difficult for us to quantify the extent to which our results might be impacted by any strengthening or decline in Australian housing activity with dwelling approvals only currently being available until August 2002.

For further information contact:

Kylie FitzGerald
General Manager, Corporate Affairs & Investor Relations
Boral Limited
telephone (02) 9220 6390

Boral Limited

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

MEDIA RELEASE

6 December 2002

Blue Circle Southern Cement upgrades its NSW and Vic operations

Boral Limited announced today that it intends to invest $131 million to upgrade its Blue Circle Southern Cement plants at Berrima in the NSW Southern Highlands and Waurn Ponds near Geelong in Victoria.

Approximately $75 million will be spent in NSW to upgrade the #6 dry process kiln at Blue Circle's Berrima plant. The upgrade which will lift capacity of #6 kiln to 1.4 million tpa, will result in substantially reduced operating costs and will further improve the competitiveness of Berrima, which is already the low cost cement supplier into the NSW market. The upgrade will result in a 400,000 tpa increase in dry kiln capacity. This will allow BCSC to mothball kiln #5, a 450,000 tpa higher cost, wet process kiln, which has been the swing supplier to the NSW and Victorian cement markets.

A further $40 million will be invested in the stage 2 upgrade of Blue Circle's Waurn Ponds plant in Victoria. This investment is in addition to the previously announced $16 million, stage 1 upgrade of Waurn Ponds' grinding capacity. Stage 2 of the Waurn Ponds upgrade will de-bottleneck the production process, reduce energy costs through the increased use of alternative fuels and will substantially reduce emissions. The capacity enhancements will allow Blue Circle to supply its Victorian customers from its Waurn Ponds plant and will eliminate the need for interstate cement purchases resulting in substantial freight cost savings. The total $56 million investment, for Stages 1 and 2 at Waurn Ponds, will result in an increase in cement capacity from 500,000 to 800,000 tpa. BCSC's Waurn Ponds plant is the only Victorian based cement manufacturer and as such, is well located to service buoyant demand and to meet industry supply chain shortages.

Stage 1 of the Waurn Ponds upgrade is expected to be completed by March 2003. Stage 2 at Waurn Ponds and the upgrade of kiln #6 at Berrima are expected to be fully commissioned by the end of FY2004.

Philip Jobe, Managing Director of Blue Circle Southern Cement, said: "We anticipate cash cost savings in the order of $25 million per annum as a result of the planned upgrades at Berrima and Waurn Ponds and these should have a full year impact from 2004/05. Additionally, up-coming replacement capex of around $30 million will be avoided. The capital cost of the incremental capacity is attractive by global standards.

"It is timely for us to invest in additional and flexible, low-cost capacity in NSW and Victoria. Over the past three years, the Australian cement market has depended on net imports to supplement domestic production. BCSC will now be well positioned to meet demand surges and to supply growth in the building and construction markets, which are not expected to achieve a cyclical peak until approximately 2006/07," concluded Mr Jobe.

Commenting on the upgrade, Rod Pearse, Boral's Managing Director, said: "Boral has substantial, low-cost and strategically located limestone reserves and leading cement manufacturing positions in Sydney and Melbourne. Our planned investments at Berrima and Waurn Ponds will substantially reduce costs, will reduce greenhouse gas emissions, will strengthen our low-cost position in the key NSW and Victorian markets and will reduce the Australian cement industry's reliance on imports. This investment will deliver returns well above the cost of capital in our core cement business."

end

For further information please contact:

Philip Jobe
Managing Director
Blue Circle Southern Cement
telephone (02) 9033 4001 or 0401 895 600

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
telephone (02) 9220 6390 or 0401 895 894

Boral Limited

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

MEDIA RELEASE

9 December 2002

Boral Acquires Allen's Asphalt in Queensland

Boral Limited announced today that it has acquired the business of Allen's Asphalt Pty Ltd, an independent asphalt company in Queensland.

With annual sales of around $20 million, Allen's Asphalt has been acquired for an EBITDA multiple of approximately 4 times (before synergies). The acquisition is subject to clearance by the Australian Consumer and Competition Commission.

Allen's Asphalt Pty Ltd is both a manufacturer of asphalt and a contractor with three asphalt plants strategically located in South East Queensland growth corridor. Two plants service the Sunshine Coast and the third plant services the south Brisbane market.

The Executive General Manager of Boral's Australian Construction Materials Division, Emery Severin, said "Allen's has built up a strong reputation as a quality operator and this business will complement Boral's existing network of quarries and asphalt plants in the region."

The Managing Director and CEO of Boral, Rod Pearse, said today that "the move further strengthens our construction materials position in the South East Queensland market with Allen's Asphalt securing Boral a low-cost asphalt presence on the Sunshine Coast, a high growth area."

The business is expected to be earnings per share positive within the first full year of operation.

For further information please contact:

Emery Severin
Executive General Manager
Boral Australian Construction Materials
Phone (02) 9220 6401

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
Phone (02) 9220 6390 or 0401 895 894

BACKGROUND INFORMATION – Location Map



Asphalt Plants
SE Queensland
Allen's Tewantin
Allen's Caboolture
Allen's Lytton
GYMPIE
COOROY
NAMBOUR
MAROOCHYDORE
Mooloolaba
CALOUNDRA
REDCLIFFE
SANDGATE
BRISBANE
IPSWICH
CLEVELAND
BEENLEIGH
BEAUDESERT
SOUTHPORT
Boral Asphalt
Allen's Asphalt
CSR Emoleum
Pioneer Road Services
Other
Boral Quarries

Allen's Asphalt plant locations:

1. Lytton
2. Caboolture
3. Tewantin

Boral Asphalt plant locations:

1. Whinstanes
2. Narangba
3. West Burleigh

Boral's Quarry locations:

1. Petrie
2. Narangba
3. Coolum

Boral Limited

BORAL LIMITED
ACN 000 051 696
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

MEDIA RELEASE

11 December 2002

BORAL APPOINTS NEW CFO

The Managing Director of Boral Limited, Rod Pearse, today announced that Ken Barton has been appointed as Chief Financial Officer of Boral Limited, following the resignation of Mr David Irvine.

Mr Pearse said that Mr Irvine had made a significant contribution during his two and a half years with the company and wished him well in his future endeavours. Mr Irvine will take another position outside of Boral in the new year.

Ken Barton, who is aged 37, has been Chief Financial Officer of Boral Industries Inc in the USA from August 2000. Mr Barton will be returning to Australia to take up the CFO role with Boral Limited in the new year. Prior to joining Boral, Mr Barton was Vice President Finance, Pioneer USA (1997 to July 2000) and prior to that he was a Partner with Arthur Andersen Corporate Finance based in Sydney. Ken Barton has a Bachelor of Economics degree from Sydney University and is an Associate of the Australian Institute of Chartered Accountants and the Securities Institute of Australia.

Mr Pearse said that Mr Barton has a strong understanding of the building and construction industry both internationally and in Australia and has substantial corporate finance and financial management skills and experience.

For further information:

Rod Pearse (02) 9220 6490
Managing Director

Kylie FitzGerald (02) 9220 6390
General Manager, Corporate Affairs

Site Visit Presentations

Berrima Cement Works; Dunmore Quarry; St Peter's Concrete Plant & Quarry Terminal

17 December 2002


8159
BORAL

Boral Site Visit


Expedia
Featuring MapPoint Technology
Parramatta
Sydney
ST PETER'S CONCRETE
Camden
Campbelltown
Cronulla
Picton
Appin
NEW SOUTH WALES
Colo Vale
Yerrinbool
Wollongong
BERRIMA CEMENT PLANT
Berrima
Bowral
Dapto
Tasman Sea
©2002 Microsoft Corp and/or its suppliers
DUNMORE QUARRY
Kiama
Berry
Bomaderry
Shoalhaven Bight

Building on our strong resource and market positions

CEMENT DIVISION OVERVIEW
Phil Jobe

BORAL Building on our strong resource and market positions

Cement Division

Share of 2002 $1.64b Construction Materials Revenue



Cement division*
Quarries
Contracting
Transport
QEU
Asphalt
Concrete

*** Cement Division**

- Blue Circle Southern Cement
- Scaffolding
- De Martin & Gasparini (concrete placing)

Also responsibility for:

- Indonesia concrete & quarries
- Windows

BORAL Building on our strong resource and market positions

History of Blue Circle Southern Cement

1927	1935	1960	1974	1987	1988	1997	2002
Southern Portland Cement incorporated 1927. Owned by Hoskins Iron & Steel Company Ltd. (Marulan and Berrima sites.)	Hoskins Iron & Steel merged with BHP and formed subsidiary Southern Portland Cement.	Associated Portland Cement Manufacturers incorporated 1960. In 1964, acquired Australian interests of Blue Circle Group of Companies plc (Waurn Ponds and Maldon)	Southern Portland Cement and Associated Portland Cement Manufacturers merged to become Blue Circle Southern Cement in 1974.	In 1987, Boral acquired 85% of BCSC.	In 1988, Boral acquired 100% of BCSC.	In 1997, BCSC upgraded Berrima No. 6 kiln from 800 ktpa to 974 ktpa	In 2002, BCSC announced the upgrade to Berrima No. 6 kiln from 974 ktpa to 1,400ktpa and the de-bottlenecking of Waurn Ponds from 500 ktpa to 800 ktpa.

BORAL Building on our strong resource and market positions

BCSC has leading positions in NSW & Victoria

- Clinker/Cement plant
- Grinding Mill
- Limestone/Lime
- Flyash



Sunstate Cement
Port Augusta
Eraring
Collie
Mt Piper
Kooragang Island
Marulan
Maldon
Berrima
Waurn Ponds

BORAL Building on our strong resource and market positions

Australia has been a net importer of cement for the past three years

Australian Cement Production & Net Imports



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Cement ('000 tonnes)
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
CY2002*
Net Imports
Production

* Includes clinker and Portland cement; excludes off-white. CY2002 shows MAT

Source: Australian Bureau of Statistics

Boral's cement upgrade program

- $131m total investment
- $56m at Waurn Ponds (500 ktpa to 800ktpa kiln)
- $75m at Berrima No.6 (1.0Mtpa to 1.4Mtpa dry kiln)
- Mothball Berrima No.5 kiln
- $25m cost savings pa
- Avoids $30m SIB capex
- Completed by June 2004

BORAL Building on our strong resource and market positions

Rationale for upgrade

- Energy cost savings
- Reduced interstate freight costs
- Reduced Greenhouse Gas Emissions
- Avoided SIB capital expenditure
- Increased low-cost domestic capacity
- Import replacement

BORAL Building on our strong resource and market positions


BERRIMA OPERATIONS
Mike

Blue Circle Southern Cement's NSW operations



EXTERNAL LIMESTONE
1.2 Mtpa
MARULAN
LIMESTONE QUARRY
LIME PLANT
LIME
180 ktpa
LIMESTONE
MALDON WORKS
BULK WHITE SLAG BLENDS
BAG CEMENT
CLINKER
BERRIMA WORKS
BULK GREY
CLINKER
KOORAGANG
ASH / SLAG BLENDS
SEVEN HILLS
DRY MIXES
BAG FLEET
18 Units
POWDER FLEET
74 Units
BULK DEPOTS
5
BAG DEPOTS
23
RAIL OPS
1.6 Mtpa
PREMIX
58%
CONCRETE PRODUCTS
12%
ROADS & CIVIL
3%
COMPETITORS
12%
OWN BAGS
14%
PRODUCTION
DISTRIBUTION
SALES & MARKETING

Berrima Works – key statistics

- Area — 80 hectares
- Tower Height — 72 metres
- Clinker Capacity
  - Kiln 6 (dry process) — 974 ktpa, length 85 metres
  - Kiln 5 (wet process) — 400 ktpa, length 170 metres
- Cement Capacity
  - Mill 6 — 105 tph
  - Mill 5 — 35 tph
- Cement Storage — 16 kt
- Employees — 160
- Replacement Capital Value — $400m

Berrima Kiln developments

- 1929 2 wet kilns for 180 ktpa
- 1954 3 wet kilns for 265 ktpa
- 1957 4 wet kilns for 410 ktpa
- 1964 Kiln 5 capacity 450 ktpa
- 1979 Kiln 6 capacity 800 ktpa (dry process)
- 1998 Kiln 6 upgraded to 974 ktpa
- 2004 Kiln 6 upgraded to 1400 ktpa

BORAL Building on our strong resource and market positions

Kiln capacity is important

Key Competitiveness Factors:

- Scale
- Proximity to resource
- Proximity to market


'000 tonnes clinker production pa
2500
2000
1500
1000
500
0
GRESIK KILNS
Gladstone
Birkenhead
Goliath
Berrima6
Waurn Ponds
Berrima5
Maldon3
KandosA
KandosB
Cockburn
Cockburn
Cockburn

BORAL Building on our strong resource and market positions

Current Kiln Process


Existing
Mill

Building on our strong resource and market positions

Upgrade Kiln Process


Additional
bag house
New
String
Expand Heat
Dust Collector
New Cooler
Upgrades
New Raw
Mill

Building on our strong resource and market positions

Kiln 6 Expansion Drivers

Maintenance	Incremental maintenance on K6 low compared with cost to maintain all K5 systems
Labour	Avoids at least 26 additional employees to operate K5
Energy	Avoids energy to evaporate raw feed slurry water
Raw Material	Uses shale and steel slag instead of more expensive sand and iron ore for K5
Capital	Avoids significant capital to update K5

BORAL Building on our strong resource and market positions

Summary

- **Berrima already has strong position from**
  - Proximity to Australia's largest cement market
  - Short supply lines and excellent logistics
  - 80 years high quality limestone resource
  - Intermediate scale
- **Kiln 6 expansion will add**
  - Scale
  - Improved cost structure
  - Capacity for strong markets

BORAL Building on our strong resource and market positions

Berrima Site Tour – Ian Unsworth



Spares
Cement Store
Cement Mill
Control Room
Clinker Stores
Kiln 5
Water Recirc Ponds
Limestone Store
Kiln 6
Coal Store

BORAL Building on our strong resource and market positions

Construction Materials NSW
John Douglas

BORAL Building on our strong resource and market positions

NSW is a significant part of Boral's Construction Materials portfolio

Share of 2002 $1.64b Construction Materials Revenue



Cement division*
Quarries
Contracting
Transport
QEU
Asphalt
Concrete



NT
QLD
WA
SA
VIC
TAS

Building on our strong resource and market positions

About Construction Materials NSW

	People	Sites	Trucks
Metro Quarries	271	8	-
Recycling	3	1	-
Metro Concrete	164	17	178
Asphalt	260	18	-
Transport	464	17	231
Country	492	87	264
Concrite	103	17	96
ACM - NSW	**1,757**	**165**	**769**

Building on our strong resource and market positions

Sydney's Quarries fall into four broad clusters


THE ENTRANCE
GOSFORD
GOW
RICHMOND
KATOOMBA
PENRITH
HORNSBY
CHATSWOOD
SYDNEY
CAMPBELLTOWN
WOLLONGONG
SHELLHARBOUR
KIAMA
Legend
Boral
Independents
CSR
Pioneer

Boral holds a strong quarry position

Northern Cluster
- Boral well positioned

Southern Cluster
- Boral has a lowest cost delivered operation with rail access to the city

Central Cluster
- Boral has the prime end-use development opportunity & recycling location

PLDC
- Boral has 40% share and will have the last plant standing

Future Resources
- Boral has significant reserves North, South & South-West of the city

Boral has the largest network of concrete operations


SYDNEY
Peats Ridge
Brookvale
Windsor
Thornleigh
Emu Plains
Artarmon
Blacktown
Rosehill
St Marys
Granville
Auburn
Enfield
Greystanes
St Peters
Botany
Liverpool
Menai
Hurstville
Minto
Narellan
Kirrawee
Caringbah
SOUTHERN HIGHLANDS
Mittagong
Picton
Maldon
Moss Vale
Wollongong
Berrima
Yass
Goulburn
SOUTH COAST
Dunmore
Concrete
Boral
Concrite
Quarries
Cement

BORAL Building on our strong resource and market positions

Sydney's asphalt market has seen significant rationalisation


HORNSBY
PENRITH
PARRAMATTA
SYDNEY
BANKSTOWN
SUTHERLAND
CAMDEN
Legend
Boral
State Asphalt
CSR
Pioneer
FRH Astec

BORAL Building on our strong resource and market positions

Boral holds the lowest cost asphalt position

Boral's Enfield asphalt plant



Building on our strong resource and market positions

Boral has developed a leading logistics position

- St Peters redevelopment
- Dunmore Quarry on rail
- Enfield Rail
- Enfield Asphalt plant
- Enfield Concrete expansion
- Low cost road logistics to South & West Sydney

Building on our strong resource and market positions

DUNMORE QUARRY
John Worden

BORAL Building on our strong resource and market positions

Dunmore quarry has significant reserves...



BORAL Building on our strong resource and market positions

...that have been carefully planned



Building on our strong resource and market positions

With a process that can be readily upgraded



Rock 900mm
Granite
2 x HP400 Crushers
Closed Circuit Screening Location
#60 mm
#60 mm #95 mm
20 m3
20 m3
#26 mm
Surge Pile
~Barmac 39" Rotor
Oversize
Screen
Screen
#5 mm
#9 mm
#6.3 mm
Stock Pile

Building on our strong resource and market positions

Matched with low cost rail logistics


Rail tonnes
00/01
01/02
02/03

Building on our strong resource and market positions

Dunmore, Enfield, St. Peter's form an effective Rail Link


SYDNEY
Kulnura
Peats Ridge
Brookvale
Thornleigh
Artarmon
Windsor
Seven Hills
Emu Plains
St Marys
Blacktown
Granville
Auburn
Enfield
Rosehill
Botany
Greystanes
Liverpool
Menai
Caringbah
Narellan
Minto
SOUTHERN HIGHLANDS
Moss Vale
Berrima
Yass
Goulburn
SOUTH COAST
Dunmore
Concrete
Boral
Concrete
Quarries
Cement
Asphalt

Building on our strong resource and market positions

St Peter's is a quarry terminal and a concrete operation


ALEXANDRA
CANAL

BORAL Building on our strong resource and market positions

Enfield concrete plant and asphalt plant


ROBERTS ROAD
RAILWAY

Building on our strong resource and market positions

Site Tour Instructions

Key Points:

- 30 minutes each for Dunmore and St Peter's
- When outside the bus please wear:
  - safety hat,
  - glasses and
  - High Visibility Vest.
- Please do not wander off

BORAL Building on our strong resource and market positions